LINUX GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED MAY 26, 2004

The following discussion of the results of operations of the Company for the last fiscal year ending February 29, 2004, and in comparison to the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the years ended February 29, 2004 and 2003.

Overall Performance

The Company is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Northern B.C., Alaska and China. The Company has acquired a 100% interest in the TY and ORO properties in B.C. and has a 50% interest in the Fish Creek in Alaska, which is optioned to Teryl Resources Corp., and an option on BLN Gold Property, Hebei Province, China.

Selected Annual Information

The following information is derived from our financial statements for each of the three most recently completed financial years:

	February 29, 2004	February 28, 2003	February 28, 2002
Net sales or total revenues	$nil	$nil	$1,078
Net income or (loss) before discontinued items or extraordinary items - total - per share undiluted - per share diluted
	(106,234)	(150,020)	(420,261)
	-	(.01)	(.02)
	-	(.01)	(.02)
Net income or loss after discontinued operations - total - per share undiluted - per share diluted
	(106,234)	(150,020)	(786,709)
	-	(.01)	(.03)
	-	(.01)	(.03)
Total assets	278,610	92,719	11,240
Total long-term financial liabilities	$ nil	$ nil	$ nil
Cash dividends declared per share	$ nil	$ nil	$ nil

Results Of Operations

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

During fiscal 2004, we received no in revenues from operations as compared to $nil revenues in 2003.

Administrative expenses in 2004 totaled $354,000as compared to $226,000 in 2003. The expenses increased from the prior year due to the increased activity of the Company. Office, rent and telephone totaled $65,000compared to $13,000 in 2003. Professional fees totaled $28,000 compared to $16,000 in 2003. We also incurred an imputed interest charge of $23,000 compared to $90,500 in 2003. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. This amount decreased during 3004 due to the settlement of debt in 2003. Filing and regulatory expenses increased due to increased reporting activities. Consulting and subcontract expenses increased to $174,000 in 2004 from $17,000 in 2003. This increase was due to a payment of $100,000 to Barry Clarke and a payment of $30,000 to Capital Research for financing consulting.

In 2003 we recorded an option payment of $80,000 which represented the 200,000 shares we received pursuant to the joint venture agreement with Teryl Resources Corp. We paid $122,000 for mining acquisitions and related exploration work as compared to $4000 in 2003. In 2003 we issued 3,000,000 shares to purchase a license from Mailprotek.com. The license value was valued at $238,000 but Mailprotek.com’s were $25,000 which resulted in a deemed dividend of $213,800.

Discontinued Operations

During fiscal 2002, we discontinued the business operations of our wholly-owned subsidiary, LinuxWizardry, Inc.

Financing Activities

During the year ended February 29, 2004:

a)
On December 9, 2003 the Company completed a private placement and issued 875,000 units at a price of US$0.20 per unit for proceeds of US$175,000. Each unit consisted of one common share and one ½ warrant. Two ½ warrants entitles the holder to purchase one additional common share at a price of US$0.20 per share for a one-year period.

b)	During the year ended February 29, 2004, the Company issued 175,000 common shares at a value of $0.10 per share pursuant to the mineral property option agreements referred to in Note 3(c).

c)
During the year ended February 29, 2004, the Company issued 1,000,000 shares pursuant to a consulting agreement for services beginning April 2, 2003 for a period of six months. The Company was also obligated to issue 100,000 shares per month starting May 2, 2003. On July 11, 2003, the Company terminated this agreement due to non-performance and has demanded return of the 1,000,000 shares previously issued.

d)	The Company issued 200,000 shares to settle a prior year’s rental agreement.

e)
On November 12, 2002, the Company issued 19,295,567 common shares in exchange for the extinguishment of US$578,867 in debt (US$0.03 per share). The market value of the shares on the date of exchange was $964,778.

f)
On November 28, 2002, the Company issued 3,000,000 common shares in exchange for a license for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. Mailprotek.com will retain 25% of all revenues and pay 75% to the Company. The consideration of 3,000,000 common shares was issued to Mailprotek.com’s subsidiary Imaging Technologies, Inc. and the market value of the shares was $238,800 but the asset was recorded at the transferor’s cost of $25,000 and the difference recorded as a deemed dividend. The cost amount was originally recorded as an intangible asset. The License was written-off to operations due to the lack of historical cash flow of the License and lack of market to resell the License.

g)
On February 20, 2003, the Company issued 675,000 units at $0.10 per unit for proceeds of $67,500. Each unit consisted of one share and one warrant. Each warrant can be exercised at $0.12 per share in the first year and at $0.15 per share in the second year. These warrants were all exercised in fiscal 2004.

Additionally, 150,000 stock options were exercised. Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on February 27, 2004.

Mining and Exploration Operations

Fish Creek

In March, 2003 we completed the Fish Creek reverse circulation drilling program. A total of five holes were drilled to test several magnetic anomalies for potential placer and lode gold mineralization. Hard rock samples were submitted to Chemex Labs, in Fairbanks, Alaska, for assays and the placer samples were bagged and stored in our warehouse awaiting warmer weather to process them.

In December 2003, we completed a ground magnetic survey on the right limit (east) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. Extremely high grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. A two-person crew, consisting of James Munsell, from Avalon Development and equipment operator, Kerry Adler from On-Line Exploration Services, Inc. conducted the survey. This was an orientation survey to test the right limit bench for a suspected buried placer gold-bearing channel east of Fish Creek. Surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations. The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic data have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics.

The two anomalies recommended for physical testing are those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet. Avalon Development, Teryl’s Consultant has recommended a program of additional ground magnetics followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets in early 2004.

TY Gold Property, Bralorne Mining District, British Columbia

In May 2003 we acquired an option to a 100% interest in 21 units in the Bralorne/Lillooet mining division in British Columbia, called the TY Gold Property under the following terms and conditions:

a)
The Company will pay $30,000 as follows: $5,000 upon execution of the Purchase Agreement (paid), $5,000 on or before June 1, 2003 (paid); $10,000 upon completion of Phase 1, no later than December 1, 2003 (paid); and $10,000 upon completion of Phase II, no later than December 1, 2004.

b)	The Company will issue 150,000 shares as follows: 100,000 upon signing the agreement (issued) and regulatory approval, and 50,000 shares upon completion of Phase III, no later than December 1, 2005.

c)	The vendor will retain 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

The TY Gold Property is adjacent to our newly acquired ORO Property and is located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery has produced 4.1 million ounces of gold. We now have a total of 41 units in the Bralorne area.

Previous drilling completed on the TY Gold Property on the Beta zone encountered values up to 5 feet of 5.86 oz/ton silver and 1.129 oz ton gold. Additional drilling was recommended by Sampson Engineering Inc. to further explore the Beta zone.

In June 2003, we completed laying 1,800 feet of grid lines over the Beta Gold zone on the TY Gold prospect, in preparation for a drill program. Previous drilling on the Beta Gold zone encountered significant gold grades, with the highest value in hole 87-8, which encountered 15 feet of 0.93 ounces of gold per ton with 3.5 ounces of silver from 65-80 feet from the surface (a five foot intersection of 1.7 ounces of gold per ton is included in this intersection). Hole 87-9 encountered 10 feet of 0.69 ounces per ton gold including a five-foot intersection of 1.13 ounces of gold per ton.

The Beta Gold zone remains open down dip to the west and the 1,800 foot grid crosses over two additional known gold zones.

In August 2003, we completed a phase I drill program. Four diamond drill holes of approximately 200 feet each in length were drilled in the Beta Gold zone to confirm the high-grade results of drilling in 1987. According to a 1987 report by Sampson Engineering, the Beta zone may host a hanging wall and footwall vein, which is typical of gold systems in the Bralorne District and many other vein-type gold camps such as the Motherlode system of California.

All four holes drilled have encountered extensive stockwork zones and listwanite alteration, favourable geology for hosting Bralorne-type gold deposits. The core will be split and assayed for gold and silver at Acme Labs in Vancouver, Canada. Soil sampling is also underway to ascertain the strike length and surface extent of the Beta zone.

In September 2003, additional units had been staked surrounding the TY Gold property and we continued a second phase of drilling.

Diamond drilling results from Holes 3TD-1 through 6 on the TY Gold property in the Goldbridge area, BC. Gold values were mixed though generally low-grade with slightly elevated lead/zinc values over minor intervals. The highest gold value seen (1.48 g/t – hole 3TD 1:84’-89’) occurred within a highly stockworked, altered volcanic breccia.

While favourable gold indicators such as listwanite alteration, abundant stockworking and arsenopyrite mineralization were frequently encountered gold values were somewhat lower than anticipated. The drill programme is to be extended for additional holes in an attempt to intercept higher-grade, known mineralization encountered by previous drilling in the 1980’s.

BLN Gold Property, Hebei Province, China

On January 20, 2004 the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; the right and license to operate all existing small mines in the district; the right to explore, develop and produce gold and silver in the district and options to expand to other districts. The Company can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of Linux Gold Corp. in four stages and paying CAD$50,000 cash, and expending a total of CAD$500,000 in a three-phase work program.

During the year, the Company incurred acquisition costs of $10,000, which was charged to operations, as the property has no proven or probable reserves.

To complete the option agreement the Company must:

i)
pay $55,000 as follows: $10,000 upon regulatory approval; $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, which ever is greater.

ii)	issue 200,000 shares as follows: 50,000 upon regulatory approval; 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III.

iii)	incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($28,000 paid) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

Ginyen Recovery Inc. has the following assets in China:

(a)	a "Certificate of Approval for the Establishment of Enterprises with Foreign Investment in Peoples Republic of China" issued by the Hebei Province Government;

(b)	an 85% interest in the Co-operative Joint Venture with BLN Gold which owns the following assets:

	(i)	the Hong Shi Li Flotation Plant in Hebei Province;

	(ii)	the right to lease the operational gold recovery mill in the area along with sufficient space for future expansion;

	(iii)	the right in progressive phases to license and operate all of the existing small mines in the district and the rights to explore for, develop and produce all minerals therein or derived therefrom;

	(iv)	the right to explore for, develop and produce all minerals elsewhere in the Bo Luo Nuo District; and

	(v)	the option to expand the agreement to other districts in the Hebei Province.

The joint venture property in Bo Luo Nuo District in China covers an area of 161 km². The Bo Luo Nuo is connected with Beijing (four hours drive), the capital of China. Over ten gold zones exist in the district.

A report completed in May 2002, which was a preliminary investigation report of the gold mines in Bo Luo Nuo property, China, indicates possibilities for three potential discoveries:

  A large or middle-sized deposit with several small deposits
  Several middle-sized deposits.
  Numerous small deposits.

The recommendation in the report is trenching, drilling, geophysical survey sampling and underground engineering in the area of the 10 present gold zones. Based on the successful initial exploration program the objective for the CAD$500,000 exploration program will be to commence an underground mining operation producing up to 50 tons per day of ore from the existing operational gold recovery mill and increase production to 200 tons per day, for a budget of CAD$2,000,000, subject to the successful pilot mill program. Previous sampling returned assays of between 10 – 159 grams of gold per tonne in several of the major gold zones.

This season’s exploration program will consist of mapping and sampling several of the ten known gold zones including the contact belt of Archean metamorphic rock and the Mount Guang Ling granite intrusive, a potential large tonnage target for gold exploration.

We entered into a consulting agreement with Jim Yin, Ph.D., consulting geologist. Mr. Yin completed his Ph.D. of Science at the China University of Geosciences, Beijing, China. Mr. Yin has previously supervised four joint ventures as the project representative for mining exploration in China and completed a preliminary investigation report on the Linux Gold optioned property in December 2002. In April, 2004 we announced assay results indicating high grade gold and silver on the Tuo Dao Gou gold zone of the Company’s Bo Luo Nuo property in China. The Tuo Dao Gou gold zone reported 5.5 ounces of gold per ton with 9 ounces of silver by Acme Analytical Laboratories on April 1, 2004. The Lan Ying has the highest results, with one sample which assayed 11.75 ounces of gold and 5.75 ounces of silver per ton. The average grade from 15 samples on the Ge Di Gou was 23.36 grams per ton. The third important zone is the Tuo Dao Gou, which was a gold producer zone with stable higher grade gold. The average grade from 18 samples was 11.58 grams per ton gold.

The visit to the Hebei Province was supervised by Geologist Jim Yin, Ph.D. on behalf of the Company. Dr. Yin directed the sampling of the major known gold zones and platinum, palladium properties. A total of 118 samples were collected from 12 different known gold zones for gold and silver and 32 samples were collected from the platinum, palladium deposit.

Assays are currently being completed by the Institute of the Beijing General Research Institute of Mining and Metallurgy. The next exploration stage recommended by Dr. Yin is to explore the higher grade gold zones, after receipt of the assays, in order to provide sufficient ore to feed the existing mill on the property.

Dr. Jim Yin recommends the gold zones/veins mentioned in the above should be the main targets to follow up in the next exploration program to develop economic high grade gold reserves to feed the 50 ton a day mill. We expect to announce a drilling program this summer.

Oro Property

The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and condtions:

a)	The Company has paid $5,000 upon execution of the Purchase Agreement and $5,000 on or before May 9, 2003.

b)
The Company will issue 100,000 shares as follows: 25,000 upon signing the agreement (issued) and regulatory approval; 25,000 shares upon completion of Phase I, no later than July 11, 2003 (issued); 25,000 upon completion of Phase II, no later than December 31, 2003 (issued); and 25,000 upon completion of Phase II, no later than June 30, 2004.

c)	The vendor will retain 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year, the Company staked an additional mineral claim representing 5 units. The Company incurred acquisition costs of $17,500, which was charged to operations, as the property has no proven or probable reserves.

The President of the Company is the registered owner of the mineral properties. The Company is preparing a trust agreement stating that these mineral claims are held in trust on behalf of the Company.

Our principal business objective is to continue exploration work and expend additional funds on each of the above properties, so long as we continue to receive encouraging results.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
		$	Per Share	Diluted per share
February 29, 2004	$nil	194,964	0.00	0.00
November 30, 2003	$nil	(131,474)	0.00	0.00
August 31, 2003	$nil	(139,024)	0.00	0.00
May 31, 2003	$nil	(30,700)	0.00	0.00
February 29, 2003	$nil	(9,085)	0.00	0.00
November 30, 2002	$3,297	(19,694)	0.00	0.00
August 31, 2002	$nil	(108,979)	0.00	0.00
May 31, 2002	$nil	(12,263)	0.00	0.00

Liquidity and Capital Resources

B.           LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of capital stock. Minor amounts were derived from oil and gas revenues, and interest.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future. On July 16, 1999, we received from John G. Robertson, its then President, currently the Chairman of the Board, a "Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations". In substance, the Commitment states that if we are not able to obtain funds required for maintaining our ongoing operations and status as a publicly traded company, from other sources, Mr. Robertson agrees and commits to provide, and/or arrange for any such funds for us on either a loan, equity, or combination basis, on mutually agreeable terms, and which comply with any regulatory rules and regulations applicable to such transactions. Mr. Robertson further states that such maintenance funding requirements are estimated at approximately C$50,000 per year and that he is capable of arranging for such funding and/or is able to generate net earnings from revenues which will sustain our ongoing operations.

In the event that Mr. Robertson were not able to raise funds, and no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

During 2004 we financed our operations and received $479,000 by:

(i)	receiving financial support from companies affiliated with the President of the Company in the amount of $179,000. These amounts are unsecured, non-interest bearing and due on demand;

(ii)	issuing shares for $301,000.

During 2004, we spent $333,000 of these funds on operating activities as discussed above under Results of Operation for the year ended February 29, 2004 as compared to $144,000 the year ended February 28, 2003.

Our cash position has increased by $141,000 to $152,000 and our working capital deficit, as at February 29, 2004 is $136,000.

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, Alaska and China, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

TY, BC, Canada	2004	10,000	$ -	-
	2005	-	$ -	50,000
	2006
ORO, BC, Canada	2004	-	$ -	25,000
	2005	-	$ -	-
	2006
BLN Gold Property, Hebei Province, China	2004	10,000		50,000
	2005- 2006	45,000	500,000	150,000

These amounts may be reduced in the future as we determine which properties are of merit and abandon those with which we do not intend to proceed.

Related Party Transactions

We are a party to a management services agreement with SMR Investment Ltd. (“SMR”) under which SMR incurred management fees of $30,000 in each of fiscal years 2004, 2003 and 2002, and rent of $6,000 in each of fiscal years 2004, 2003 and 2002. SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson.

We paid a director's fee of $12,000 to John G. Robertson, our Chairman of the Board, during each of fiscal years 2004, 2003 and 2002.

We had related party advances outstanding of $230,630 at the February 2004 year-end, compared to $52,056 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

We issued shares for the repayment of debt during the year ended February 28, 2003. Please refer to Note 8A of the financial statements.

Also refer to “Liquidity and Capital Resources” regarding the "Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations" by John Robertson.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and mineral property costs is provided in the Company’s Consolidated Statement of Loss and Deficit and Note 4- “Natural Resource Properties contained in its Consolidated Financial Statements for February 29, 2004 and February 28, 2003.

Outstanding Share Data

The Company’s authorized share capital consists of 200,000,000 Common Shares without par value. Of these, 60,283,413 shares were issued and outstanding as of February 29, 2004. As at the date hereof, there are 60,283,413 shares issued and outstanding.

As at June 30, 2004, the following options and share purchase warrants were outstanding:

# of Warrants	Exercise Price	Expiry Date
875,000(*)	$0.20	December 9, 2004

*875,000 ½ warrants. 2 warrants are convertible into one common share for a total possible issuance of 437,500 common shares.

# of Stock Options	Exercise Price	Expiry Date
1,275,000	$0.10 US	February 21, 2008
512,500	$0.10 US	February 25, 2008
100,000	$0.10 US	September 17, 2008
187,500	$0.10 US	October 20, 2008
300,000	US$0.21	April 19, 2006
75,000	US$0.30	April 22, 2009
150,000	US$0.30	June 9, 2006

Total 2,600,000

Approval

The Board of Directors of the Company has approved the disclosure contained in this Annual MD&A, A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com